Filed Pursuant to Rule 424(b)(3)
Registration No. 333-119298

PROSPECTUS

TARGET LOGISTICS, INC.

6,721,926 SHARES OF COMMON STOCK

    This Prospectus relates to the resale of an aggregate of 6,721,926 shares of the Common Stock of Target Logistics, Inc. (“we” or the “Company”), of which (i) 3,448,276 shares were issued in a private placement on April 23, 2004, (ii) 200,000 shares were issued in a private placement on April 30, 2004, and (iii) 3,073,650 shares are issuable upon conversion of 122,946 outstanding shares of our Class F Preferred Stock.

    The selling stockholders identified on page 7 are offering the shares of our Common Stock covered in this Prospectus. The shares of our Common Stock that may be resold by the selling stockholders constitute 35.6% of our issued and outstanding Common Stock on December 13, 2004 after giving effect to the conversion of all of the outstanding shares of Preferred Stock described in this Prospectus.

    The selling stockholders may sell shares of our Common Stock from time to time in the principal market on which the stock is traded at the prevailing market price, in negotiated transactions, or otherwise. The selling stockholders may be deemed to be underwriters of the shares of our Common Stock that they are offering. Please see the “Selling Stockholders” section beginning on page 7 in this Prospectus for a complete description of all of the selling stockholders.

    The selling stockholders will receive all of the amounts received upon any sale by them of shares of our Common Stock, less any brokerage commissions or other expenses incurred by them. The selling stockholders will receive all sale proceeds and we will not receive any proceeds from the sale of shares of our Common Stock by the selling stockholders.

    You should read this Prospectus and any supplement carefully before you invest.

    Our Common Stock is traded on the Over-the-Counter Bulletin Board (OTC Bulletin Board) under the symbol “TARG.OB”. The last sale price on December 13, 2004 was $1.15 per share.

    Investing in our securities involves risks. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our Common Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of this Prospectus is December 14, 2004

TABLE OF CONTENTS

Where You Can Find More Information	1
Incorporation Of Documents By Reference	1
Prospectus Summary	2
Risk Factors	3
Selling Stockholders	7
Business	8
Plan Of Distribution	8
Description Of Securities	8
Disclosure Of Commission Position On Indemnification For Securities Act Liabilities	10
Legal Matters	10
Experts	11

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WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov. Information about us may be obtained from our website www.targetlogistics.com. Copies of our SEC filings are available free of charge on the website as soon as they are filed with the Securities and Exchange Commission (SEC) through a link to the SEC’s EDGAR reporting system. Simply select the “Investors” menu item, then click on the “SEC Filings” link.

This Prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our Common Stock than this Prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and our Common Stock being offered in this Prospectus. Statements that we make in this Prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the Prospectus, and you should review that information in order to understand the nature of any investment by you in our Common Stock. Information contained in this Prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2004; and
•	All of our filings pursuant to Sections 13(a) or 15(d) under the Securities Exchange Act of 1934, as amended, since the date of the filing of our Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

If you would like a copy of any of these documents, at no cost, please write or call us at:

Target Logistics, Inc.
500 Harborview Drive, Third Floor
Baltimore, Maryland 21230
Attn: Philip J. Dubato, Corporate Secretary
(410) 332-1598

You should only rely upon the information included in or incorporated by reference into this Prospectus or in any Prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this Prospectus or any Prospectus supplement is accurate as of any date later than the date on the front of the Prospectus or Prospectus supplement.

We have not authorized any person to provide you with information different from that contained or incorporated by reference in this Prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our Common Stock.

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Prospectus Summary

This summary highlights selected information from this Prospectus and may not contain all of the information that is important to you. To understand the terms of the securities we are offering, you should carefully read this document with any attached Prospectus supplement. You should also read the documents to which we have referred you in “Where You Can Find More Information” on page 1 for additional information about us and our financial statements.

Our Business

A copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2004 accompanies this Prospectus and contains information about us, including audited financial statements for our fiscal year ended June 30, 2004. Please refer to the Annual Report for additional information.

Risk Factors

Purchasers of our Common Stock should consider carefully, in addition to the other information contain in or incorporated by reference into this Prospectus or any supplement, the risk factors set forth in the Risk Factors section beginning on page 3.

Use of Proceeds

We will not receive any proceeds from the sale of our Common Stock under this Prospectus by the selling stockholders identified under “Selling Stockholders.”

Plan of Distribution

The selling stockholders will sell shares covered by this Prospectus in open-market transactions effectuated on the OTC Bulletin Board or in privately negotiated transactions.

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RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE DETERMINING WHETHER OR NOT TO INVEST IN SHARES OF OUR COMMON STOCK.

RISK FACTORS RELATING TO OUR BUSINESS GENERALLY

We have incurred historic losses and only recently achieved profitability.
Until June 30, 2002, we and our wholly-owned subsidiary Target Logistic Services, Inc. (“Target”), have incurred operating losses for each operating period. For the fiscal year ended June 30, 2004, we generated, on a consolidated basis, approximately $126 million in operating revenues, and net income of approximately $540,000. As of June 30, 2004, total stockholders’ equity was $17,818,169, and excluding intangible assets such as goodwill, we had a tangible net worth of $6,578,252. We will be unable to sustain profitability unless we maintain our improved operating results. Management continues to believe that we must focus on increasing revenues and must increase gross profit margin to maintain profitability. While we intend to continue to work on growing revenue by increasing sales, by strategic acquisitions, and by continuing to work on improving our Target subsidiary’s gross profit margins by reducing transportation costs, there can be no assurance that we will be able to increase revenues or maintain profitability.

A substantial portion of our voting stock is controlled by TIA.
TIA, Inc. (“TIA”) beneficially owns approximately 47% of our voting stock. As a result, TIA is in a position to control us through its ability to determine the outcome of elections of our directors and to prevail in matters submitted to a vote of stockholders. While, under Delaware corporate law, a majority stockholder owes certain fiduciary duties to minority stockholders, there may be circumstances in which these different relationships create material conflicts of interest which TIA is under no obligation to resolve in favor of us or other stockholders. Stuart Hettleman, one of our directors and our President owns a non-controlling indirect minority interest in, and is an executive officer of, TIA. Our officers and directors owe a fiduciary duty to us and our shareholders to act in our best interest and the best interest of our shareholders. In the event of a conflict of interest between us and TIA, Mr. Hettleman will act on our behalf and will abstain from taking any action on behalf of TIA.

We face aggressive competition from freight carriers with greater financial resources and with companies that operate in areas that we plan on expanding to in the future.
We face intense competition within the freight industry on a local, regional and national basis. Many of our competitors have much larger facilities and far greater financial resources than ours. In the freight forwarding industry, we compete with a large and diverse group of national freight forwarding concerns, commercial air and ocean carriers and a large number of locally established companies in geographic areas where we do business or intends to do business in the future. The loss of customers, agents or employees to competitors could adversely impact our ability to maintain profitability.

We may have to compete with inner-city truckers that have greater goodwill, name, resources and trade recognition than us.
Insofar as inter-city trucking is a portion of our method of freight transport, we compete with a large number of long-haul, medium-haul, truckload and less than truckload carriers, and railroads. While we do not consider ourselves to be competing with traditional small package delivery services such as Federal Express Corporation, United Parcel Service of America, Inc., Airborne Freight Corporation and DHL Worldwide Express, Inc., in the event that any of these established businesses, with their goodwill, name, resources and trade recognition, decide to expand into the heavy freight business, such circumstances could have a material adverse effect upon our business.

We intend to continue expansion through acquisition.
We have grown through the acquisitions of other freight forwarders and intend to continue our program of business expansion through acquisitions. There can be no assurance that our:

•	financial condition will be sufficient to support the funding needs of an expansion program;
•	that acquisitions will be successfully consummated or will enhance profitability; or
•	that any expansion opportunities will be available upon reasonable terms.

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We expect future acquisitions to encounter risks similar to the risks that past acquisitions have had such as:

•	difficulty in assimilating the operations and personnel of the acquired businesses;
•	potential disruption of our ongoing business;
•	the inability of management to realize the projected operational and financial benefits from the acquisition or to maximize our financial and strategic position through the successful incorporation of acquired personnel and clients;
•	the maintenance of uniform standards, controls, procedures and policies; and
•	the impairment of relationships with employees and clients as a result of any integration of new management personnel.

We expect that any future acquisitions could provide for consideration to be paid in cash, stock or a combination of cash and stock. There can be no assurance that any of these acquisitions will be accomplished. If an entity we acquire is not efficiently or completely integrated with us, then our business, financial condition and operating results could be materially adversely affected.

We are dependent upon key officers.
The success of our operations will be largely dependent upon the efforts of Stuart Hettleman, our President and Chief Executive Officer, and Christopher A. Coppersmith, the President of our Target subsidiary. The loss of the services of either Mr. Hettleman or Mr. Coppersmith could have a material adverse effect on our operating results. Currently there is no “key person” life insurance in place for Messrs. Hettleman and Coppersmith.

We rely on other carriers to provide transportation facilities.
We do not own or operate any trucks, nor does we own or operate any aircraft for the movement of either domestic or international freight. We do not have any present or anticipated future plans to acquire, by lease or otherwise, or own or operate any freight transportation equipment. Our ability to service customers depends on the availability of space on air passenger and cargo airlines and trucking carriers. The quality and timeliness of our freight forwarding services will be dependent upon the services of these independent contractors, over which we have no control.

Our reliance on independent contractors subjects us to risks such as:

•	shortages of freight space which are most likely to develop around holidays and on routes upon which traffic is especially heavy;
•	competition with other companies for the availability and utilization of freight space;
•	fluctuations in the availability of air cargo space on passenger airlines due to changes in the types of aircraft or decreases in the number of passenger airlines serving particular routes at particular times which could occur as a result of economic conditions and other factors beyond our control.

While we have not experienced shortages of freight space in the past, significant shortages of suitable space in the future and associated increases in rates charged by carriers could have a material adverse affect on our future operating results.

Economic and other conditions in the markets in which we operate can affect demand for services and results of operations.
Our future operating results are dependent upon the economic environments of the markets in which we operate. Demand for our services could be adversely affected by economic conditions in the industries of our customers. Many of our principal customers are in the fashion, computer and electronics industries. Adverse conditions in any one of these industries or loss of the major customers in such industries could have a material adverse impact upon us. We expect the demand for our services (and consequently our results of operations) to continue to be sensitive to domestic and, increasingly, global economic conditions and other factors beyond our control.

In addition, the transport of freight, both domestically and internationally, is highly competitive and price sensitive. Changes in the volume of freight transported, shippers preferences as to the timing of deliveries as a means to control shipping costs, economic and political conditions, both in the United States and abroad, work stoppages, United States and foreign laws relating to tariffs, trade restrictions, foreign investments and taxation may all have significant impact on our overall business, growth and profitability.

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Strikes, work stoppages and slowdowns by our employees can negatively affect our results of operations.
Our business depends to a significant degree on our ability to avoid strikes and other work stoppages by our employees. As our competitors have grown in size and strength, we face permanent loss of customers if we are unable to provide uninterrupted service. Strikes may occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our results of operations and financial conditions.

Substantially all of our assets are pledged to secure indebtedness.
Substantially all of our assets are pledged to secure indebtedness. If our secured creditor forecloses upon security interest in our assets, such action would, in all likelihood, result in our inability to continue in business. We may also be required to obtain the consent of our secured creditor in order to complete future financings, and there can be no assurance that consent would be forthcoming.

Our failure to comply with, or the costs of complying with, government regulation could negatively affect our results of operation.
Our freight forwarding business as an indirect air cargo carrier is subject to regulation by the United States Department of Transportation (DOT) under the Federal Aviation Act. However, air freight forwarders (including us) are exempted from most of such Act’s requirements by the Economic Aviation Regulations promulgated thereunder. Our foreign air freight forwarding operation is subject to regulation by the regulatory authorities of the respective foreign jurisdictions. The air freight forwarding industry is subject to regulatory and legislative changes which can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers. We do not believe that costs of regulatory compliance have had a material adverse impact on our operations to date. However, our failure to comply with any applicable regulations could have an adverse effect. There can be no assurance that the adoption of future regulations would not have a material adverse effect on our business.

Terrorist attacks and other acts of violence or war may affect any market on which our shares trade, the markets in which we operate, our operations and our profitability.
Terrorist acts or acts of war or armed conflict could negatively affect our operations in a number of ways. Primarily, any of these acts could result in increased volatility in or damage to the U.S. and worldwide financial markets and economy. They could also result in a continuation of the current economic uncertainty in the United States and abroad. Acts of terrorism or armed conflict, and the uncertainty caused by such conflicts, could cause an overall reduction in worldwide sales of goods and corresponding shipments of goods. This would have a corresponding negative effect on our operations. Also, terrorist activities similar to the type experienced on September 11, 2001 could result in another halt of trading of securities, which could also have an adverse affect on the trading price of our shares and overall market capitalization.

RISKS RELATED TO ARTICLES OF INCORPORATION AND OUR STOCK

The liability of our directors is limited.
Our Articles of Incorporation limit the liability of directors to the maximum extent permitted by Delaware law.

It is unlikely that we will issue stock dividends in the foreseeable future.
We have never declared or paid dividends on our Common Stock and do not intend to pay dividends in the foreseeable future. The payment of dividends in the future will be at the discretion of our board of directors.

The exercise of outstanding options and conversion rights will dilute the percentage ownership of our stockholders, and any sales in the public market of shares of our Common Stock underlying such options and conversion rights may adversely affect prevailing market prices for our Common Stock.
As of the date of this Prospectus, there are outstanding options to purchase an aggregate of 596,957 shares of our Common Stock at per share exercise prices ranging from $0.048 to $6.00. Furthermore, outstanding shares of our Class C Preferred Stock may be converted into 1,977,500 shares of our Common Stock at any time, and outstanding shares of Class F Preferred Stock may be converted into an aggregate of 3,073,650 shares of our Common Stock at any time. In addition, we may issue additional shares of our Common Stock in respect of dividends paid on outstanding shares of our Class C Preferred Stock and Class F Preferred Stock. The exercise of such outstanding options and conversion rights will dilute the percentage ownership of the our stockholders, and any sales in the public market of shares of our Common Stock underlying such options and conversion rights may adversely affect prevailing market prices for our Common Stock.

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The price of our Common Stock has historically been volatile.
The market price of our Common Stock has in the past been, and may in the future continue to be, volatile. A variety of events, including quarter to quarter variations in operating results or news announcements by us or our competitors as well as market conditions in the freight forwarding industry or changes in earnings estimates by securities analysts may cause the market price of our Common Stock to fluctuate significantly. In addition, the stock market in recent months has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many companies and which often have been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of our Common Stock.

Selling security holders may choose to sell securities at prices below the current trading price.
Selling Security holders are not restricted as to the prices at which they may sell their Common Stock. Sales of shares of our Common Stock below the then-current trading prices may adversely affect the market price of our Common Stock.

Our Common Stock has been thinly traded on the Over-the-Counter Bulletin Board, which may not provide liquidity for our investors.
Our Common Stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market or national or regional exchanges. Securities traded on the OTC Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Bulletin Board. Quotes for stocks included on the OTC Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of shares of our Common Stock may be unable to resell their shares at or near their original acquisition price, or at any price.

We are subject to the penny stock regulations.
SEC regulations require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Such regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Accordingly, we are subject to the penny stock regulations (unless we satisfy other exceptions, which we currently do not), including those regulations that require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith and which impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally, institutional investors). In addition, under penny stock regulations, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. Moreover, broker-dealers who recommend “penny stocks” to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. These regulations could limit the ability of broker-dealers to sell our securities and thus the ability of purchasers of our securities to sell their securities in the secondary market.

The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in our control.
Pursuant to our Certificate of Incorporation, we have authority to issue 2,500,000 shares of Preferred Stock which may be issued by our board of directors with such preferences, limitations and relative rights as the Board may determine without any vote of the stockholders. As of the date of this Prospectus, 320,696 shares of preferred stock, in two classes, are outstanding. Issuance of additional shares of preferred stock, depending upon the preferences, limitations and relative rights thereof, may have the effect of delaying, deterring or preventing a change in our control.

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SELLING STOCKHOLDERS
This Prospectus covers the resale by certain stockholders of the following shares of our Common Stock: (i) 3,448,276 shares which we issued to two investors in a private placement in April 2004 for consideration of $0.58 per share; (ii) 200,000 shares which we issued to one investor in a private placement in April 2004 for consideration of $0.60 per share; (iii) 3,073,650 shares which may be issued upon conversion of 122,946 outstanding shares of our Class F Convertible Preferred Stock which we issued to TIA, Inc. in April 2004 in exchange for 122,946 outstanding shares of our Class A Convertible Preferred Stock, which we issued in July 1996 upon conversion of $2,000,000 principal amount of long-term indebtedness; and (iv) additional shares which we may issue upon conversion of shares of our Class F Preferred Stock issued as dividends in the future on outstanding shares of Class F Preferred Stock and pursuant to anti-dilution rights of the Class C and Class F Preferred Stockholders. In accordance with our contractual obligations to these stockholders, we filed a Registration Statement on Form S-2, of which this Prospectus constitutes a part, in order to permit the Selling Stockholders to resell to the public the shares of our Common Stock issued to them.

The following table, to our knowledge, sets forth information as of December 13, 2004 regarding the beneficial ownership of shares of our Common Stock held by each Selling Stockholder or which may be acquired by conversion of outstanding shares of our Class F Preferred Stock, and the number of shares being offered hereby by each Selling Stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after December 13, 2004. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the Selling Stockholder. We will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders. None of these Selling Stockholders are, or are affiliates of, a broker-dealer registered under the Securities Exchange Act of 1934.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned Following Offering
Name and Address	Shares	%	Shares Offered[1]	Shares	%
Kinderhook Partners, L.P.[2]	3,324,138	21.0%	3,324,138	--	*
Vinodray R. Shah	124,138	*	124,138	--	*
TIA, Inc. [3]	8,958,235	47.4%	3,073,650	5,884,585	31.1%
Benchmark Consulting, Inc.[4]	200,000	*	200,000	--	*

TOTAL:			6,721,926

1.    We do not know when or in what amounts the Selling Stockholders may offer for sale the shares of Common Stock pursuant to this offering. The Selling Stockholders may choose not to sell any of the shares offered by this Prospectus. Because the Selling Stockholders may offer all or some of the shares of Common Stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of Common Stock, we cannot estimate the number of shares of Common Stock that the Selling Stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the Selling Stockholders will have sold all of the shares covered by this Prospectus upon the completion of the offering.

2.    Kinderhook GP, LLC (“KGP”) is the general partner of Kinderhook Partners, L.P., and Stephen J. Clearman, a member of our board of directors since May 2004, is the Managing Partner of Kinderhook Partners. KGP and Mr. Clearman share voting and investment power over the Shares owned by Kinderhook Partners, L.P.

3.    TIA, Inc. is offering 3,073,650 shares of our Common Stock covered by this Prospectus, all of which TIA may acquire upon the conversion of 122,946 shares of Series F Convertible Preferred Stock owned by TIA. This figure does not include additional shares which we may issue upon conversion of additional shares of our Class F Preferred Stock which may be issued as dividends in the future on outstanding shares of Class F Preferred Stock or pursuant to anti-dilution rights of the Class F Preferred Stockholders. TIA’s beneficial ownership includes (i) 420,000 shares owned by Caribbean Freight System, Inc. (“CFS”), and (ii) the 3,073,650 shares offered by this Prospectus. Seventy-seven percent of the issued and outstanding stock of CFS, and voting control of all of the issued and outstanding shares of CFS, is held by TIA. Ninety percent of the issued and outstanding stock of TIA is owned and controlled by Wrexham Aviation Corp., 100% of which is owned by Swirnow Airways Corp. Richard A. Swirnow is, indirectly, the controlling stockholder of Swirnow Airways. Following the sale of the shares offered pursuant to this Prospectus, TIA will beneficially own 5,884,585 shares of our Common Stock, representing 31.1% of the outstanding shares of our Common Stock. Stuart Hettleman, a Director and President of the Company, is an executive officer and non-controlling stockholder of Swirnow Airways and an executive officer of Wrexham, TIA and CFS.

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4.    Benchmark Consulting, Inc. provides general investor relations, financial consulting and investment banking advisory services to the Company. Neil Hecht has voting and dispositive power over the shares of our Common Stock owned by Benchmark Consulting.

* Less than 1%.

BUSINESS

A copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2004 accompanies this Prospectus and contains information about us, including audited financial statements for our fiscal year ended June 30, 2004. Please refer to the Annual Report for additional information.

PLAN OF DISTRIBUTION

This Prospectus covers resales of shares of our Common Stock by certain stockholders who acquired their shares in private placements. These holders were granted registration rights pursuant to which we are contractually obligated to register their shares of Common Stock for resale. This Prospectus also covers resales of shares of our Common Stock by holders of our Class F Preferred Stock upon conversion by those holders of their shares of Class F Preferred Stock into shares of our Common Stock. The shares of Class F Preferred Stock were issued in connection with the exchange of our outstanding Class A Preferred Stock for shares of Class F Preferred Stock. We granted these holders registration rights pursuant to which we are contractually obligated to register for resale the shares of Common Stock to be issued to them upon conversion of the shares of Class F Preferred Stock.
Resales of shares effectuated pursuant to this Prospectus may occur from time to time at market prices prevailing at the time of sale, at fixed prices, or in privately negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

DESCRIPTION OF SECURITIES

As of the date of Prospectus, we have the authority to issue an aggregate of 32,500,000 shares of capital stock, consisting of 30,000,000 shares of our Common Stock, par value $0.01 per share, and 2,500,000 shares of preferred stock, par value $10.00 per share, issuable from time to time by our board of directors in one or more classes or series. As of December 13, 2004, there were 15,827,278 shares of our Common Stock outstanding, 197,750 shares of our 400,000 share authorized Series C Preferred Stock outstanding, and 122,946 shares of our 300,000 share authorized Class F Preferred Stock outstanding.

Common Stock

Shares of our Common Stock are currently quoted on the OTC Bulletin Board under the symbol “TARG.OB”. Holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted can elect all of the directors then being elected. The holders of our Common Stock are entitled to receive dividends when, as and if declared by the Board of directors out of funds legally available. In the event of our liquidation, dissolution, or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over our Common Stock. Holders of shares of our Common Stock, as such, have no redemption, preemptive or other subscription rights, and there are no conversion provisions applicable to our Common Stock. All of the outstanding shares of our Common Stock are fully paid and nonassessable.

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Preferred Stock

Our board of directors is authorized, without further action by the shareholders, to issue series of preferred stock from time to time, and to designate the rights, preferences, limitations, and restrictions of and upon shares of each series including dividend, voting, redemption and conversion rights. Our board of directors also may designate preferences in liquidation, and the number of shares constituting any series. The rights and privileges of holders of preferred stock could adversely affect the voting power of holders of our Common Stock, and the authority of our board of directors to issue preferred stock without further shareholder approval could have the effect of delaying, deferring, or preventing a change in control of the Company. We currently have two classes of preferred stock designated; Class C Convertible Preferred Stock and Class F Preferred Stock. In addition, our board of directors has the authority to designate additional classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of our Common Stock or its market price.

Class C Preferred Stock. Each share of Class C Preferred Stock has a par or stated value of $10.00 and earns cumulative dividends at 10% per annum (pro rated for shorter periods) payable quarterly, in arrears, in cash or, at our option if the Registration Statement is effective and current, in shares of our Common Stock (based on the average closing bid price per share of our Common Stock on the five trading days ending two business days prior to the respective dividend payment date). Upon our liquidation (including, at the option of the holder of such shares, a merger or consolidation in which we are not the surviving entity or a sale by us of all or substantially all of our assets), the holder of each share of our Class C Preferred Stock are entitled to receive, prior to any distribution to the holders of our Common Stock or other classes of Preferred Stock, an amount per share equal to the greater of (i) the stated value of our Class C Preferred Stock plus any accrued and unpaid dividends, or (ii) the amount they would have received had they converted the Class C Preferred Stock into Common Stock on the business day immediately prior to the record date with respect to such liquidation. Class C Preferred Stock ranks senior to all classes of our capital stock now existing or which may be created in the future; provided, however, that we are entitled to create a Class D Preferred Stock, which would rank pari passu with the Class C Preferred Stock with respect to dividend and liquidation preferences, for issuance solely to certain holders of debt upon the occurrence of certain events. The holders of the Class C Preferred Stock do not have voting rights until such time as they convert their Class C Preferred Stock into Common Stock, except as provided by law.

The holders of our Class C Preferred Stock have the right, at any time, to convert each share of Class C Preferred Stock into the number of shares of our common stock obtained by dividing the stated value by the conversion price then in effect. Currently, the conversion price of our Class C Preferred Stock is $10.00, and each share of Class C Preferred Stock is convertible into 10 shares of Common Stock. In the event of any change in the outstanding shares of our Common Stock by reason of any share dividend or split, recapitalization, or other similar corporate change, the conversion rate shall be proportionally adjusted. If we issue rights, warrants, options, convertible securities, or similar arrangements with an exercise or conversion price lower than the then-current conversion price of our Class C Preferred Stock, the conversion price of our Class C Preferred Stock shall be increased proportionally. Subject to this conversion right, we may redeem the Class C Preferred Stock upon 30 days’ written notice given at any time, at its stated value plus all accrued and unpaid dividends, if a registration statement registering the resale of the shares of common stock into which the Class C Preferred Stock is convertible is effective and current, and if the last sale price of our Common Stock has been at least $2.50 on all 20 of the trading days ending on the third date prior to the date on which written notice of redemption is given.

Class F Preferred Stock. Each share of Class F Preferred Stock has a par or stated value of $10.00 per share. Holders of Class F Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of legally available funds, dividends at an annual rate of $1.00 per share, payable semi-annually in arrears on June 30 and December 31 of each year, in cash or in shares of Class F Preferred Stock at the rate of $10.00 per share. Dividends accrue and are cumulative from the most recent date to which dividends have been paid. The Class F Preferred Stock has priority as to dividends over our Common Stock and all other series or classes of our stock that rank junior to the Class F Preferred Stock (“Junior Dividend Stock”). No dividend (other than dividends payable solely in Common Stock, Junior Dividend Stock or warrants or other rights to acquire Common Stock or Junior Dividend Stock) may be paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by us of, our Common Stock or Junior Dividend Stock unless all accrued and unpaid dividends on the Class F Preferred Stock, including the full dividend for the then-current semi-annual dividend period, has been paid. In a case of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of Class F Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to stockholders an amount in cash equal to $10.00 per share, plus an amount equal to any accrued and unpaid dividends, whether or not declared, to the payment date, before any payment or distribution is made to the holders of our Common Stock or any other series or class of stock that ranks junior as to liquidation rights to the Class F Preferred Stock. The holders of Class F Preferred Stock are entitled to vote on all matters presented to the holders of our Common Stock for vote. In exercising such voting rights, each outstanding share of Class F Preferred Stock is entitled to the number of votes which is equal to the number of shares of our Common Stock into which a share of Class F Preferred Stock is convertible.

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Each holder of Class F Preferred Stock has the right, at the holder’s option, to convert any or all shares into shares of fully paid and nonassessable Common Stock, at the conversion rate of one share of Class F Preferred Stock for 25 shares of our Common Stock. In the event of any change in the outstanding shares of our Common Stock by reason of any share dividend or split, recapitalization or other similar corporate change, the conversion rate shall be accordingly adjusted. The right of such conversion may be exercised at the option of the holder of shares of Class F Preferred Stock at any time and from time to time. We have agreed to register for resale under the Securities Act any shares of our Common Stock issued upon conversion of shares of the Class F Preferred Stock.

Certain Provisions Relating to a Change of Control

Certain Statutory Provisions. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this provision prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; and

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding that owned by the interested stockholder.

A “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person, other than the corporation and any direct or indirect wholly-owned subsidiary of the corporation, who together with the affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own 15% or more of the corporation’s outstanding voting stock.

Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who becomes an interested stockholder in a transaction approved by the corporation’s board of directors.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., Baltimore, Maryland.

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EXPERTS

Stonefield Josephson, Inc., an independent registered public accounting firm, has audited our consolidated financial statements and schedule as of June 30, 2003 and 2004 and for the years then ended, as set forth in their reports. We have included our financial statements and schedule in the Prospectus and elsewhere in the registration statement in reliance on Stonefield Josephson, Inc.’s reports, given on their authority as experts in accounting and auditing.

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